UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Amendment No. 6)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

S1 Corporation
(Name of Subject Company)

S1 Corporation
(Name of Person Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

78463B101
(CUSIP Number of Class of Securities)

Gregory D. Orenstein, Esq.
Senior Vice President, Chief Legal Officer and Secretary
705 Westech Drive
Norcross, Georgia 30092
(404) 923-3500
(Name, Address, and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person Filing Statement)

With a copy to:

Stuart G. Stein, Esq.
Daniel Keating, Esq.
Hogan Lovells US LLP
Columbia Square
555 Thirteenth Street, NW
Washington, DC 20004
(202) 637-8575

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 6 (this “Amendment”), amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Original Schedule 14D-9”) originally filed with the United States Securities and Exchange Commission (the “SEC”) by S1 Corporation, a Delaware corporation (“S1” or the “Company”), on September 13, 2011, as amended by that certain Amendment No. 1 filed with the SEC on September 16, 2011 (“Amendment No. 1”), as amended and restated in its entirety by that certain Amendment No. 2 filed with the SEC on October 13, 2011 (“Amendment No. 2”), as amended by that certain Amendment No. 3 filed with the SEC on October 18, 2011 (“Amendment No. 3”), as amended by that certain Amendment No. 4 filed with the SEC on October 25, 2011 (“Amendment No. 4”) and as amended by that certain Amendment No. 5 filed with the SEC on November 1, 2011 (“Amendment No. 5,” and, together with the Original Schedule 14D-9, Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4, the “Schedule 14D-9”).

The Schedule 14D-9 relates to the exchange offer by Antelope Investment Co. LLC, a Delaware limited liability company (“Antelope”) and wholly owned subsidiary of ACI Worldwide, Inc., a Delaware corporation (“ACI”), to purchase each outstanding share of S1 common stock for, at an S1 stockholder’s election, 0.3148 shares of ACI common stock or $10.00 in cash (less applicable withholding taxes and without interest), subject to certain proration procedures, set forth in the Prospectus/Offer to Exchange, dated October 13, 2011, which forms a part of ACI’s Post-Effective Amendment No. 1 to its Registration Statement on Form S-4 (File No. 333-176557) filed with the SEC on October 13, 2011 and the related Letter of Election and Transmittal, filed with the SEC as Exhibit (a)(1)(B) to Amendment No. 7 to ACI’s Schedule TO (the “Schedule TO”) under Section 14(d)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), filed on November 14, 2011. The Schedule TO was originally filed on August 30, 2011 and the original Prospectus/Offer to Exchange, dated August 30, 2011, was filed with the SEC as Exhibit (a)(1)(A) to the Tender Offer Statement under Section 14(d)(1) of the Exchange Act, and the related Letter of Election and Transmittal, filed with the SEC as Exhibit (a)(1)(B) to the Schedule TO, set forth the terms of ACI’s and Antelope’s original exchange offer.

All information in the Schedule 14D-9 is incorporated into this Amendment by reference, except that such information is hereby amended and supplemented to the extent specifically provided herein. Capitalized terms used in this Amendment and not defined herein shall have the meanings ascribed to them in the Schedule 14D-9.

On November 9, 2011, the Company made grants of Transaction Restricted Stock (as defined in the Schedule 14D-9) in accordance with the terms of the Transaction Agreement by and among S1, ACI and Antelope dated October 3, 2011. Additionally, as described in greater detail in Item 6 below, on November 9, 2011, Messrs. Orenstein, Kruger, Naude and van Schoor each exercised vested and exercisable cash settled stock appreciation rights.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

The section entitled “Transaction Restricted Stock” is hereby amended and restated in its entirety as follows:

“Transaction Restricted Stock.  The Company did not make certain grants of restricted stock in the Spring of 2011 because of then-ongoing discussions relating to strategic transactions. Accordingly, the Company is permitted under the terms of the Transaction Agreement to grant prior to the Merger an aggregate of 608,475 shares of restricted S1 Common Stock (the “Transaction Restricted Stock”) under the Stock Incentive Plan to certain employees and directors. On November 9, 2011, the Company made the aforementioned grants of Transaction Restricted Stock to certain employees and directors pursuant to the terms of the Transaction Agreement. The Transaction Restricted Stock granted to employees will vest with respect to 25% of the award on each anniversary of the grant date such that the entire award will be vested on the fourth anniversary of the grant date. The Transaction Restricted Stock granted to directors will vest at a rate of 25% per quarter such that all Transaction Restricted Stock granted to directors will vest no later than October 1, 2012. Awards to employees will not be accelerated by reason of the Amended Exchange Offer or the Merger but will be subject to accelerated vesting if the employee’s service is terminated by the Company or its successors or affiliates other than for “cause” prior to the first anniversary of the date of the closing of the Merger; or upon the occurrence of a “corporate transaction” (within the meaning of the Stock Incentive Plan) other than the Amended Exchange Offer and the Merger. The Company’s directors will no longer serve as such upon completion of the Merger and awards to directors will be subject to accelerated vesting upon the occurrence of a “corporate transaction”, including the Amended Exchange Offer and the Merger. The Transaction Restricted Stock award agreements will not be subject to any existing agreements between the Company and the award recipient.

Effective as of the closing of the Merger, the Stock Incentive Plan and the Transaction Restricted Stock award agreements with employees will be amended to the extent necessary to conform to the terms of ACI’s 2005 Equity and Performance Incentive Plan to the extent not inconsistent with the preceding paragraph, provided that no amendments requiring stockholder approval will be made. As of the Effective Time, the shares of unvested Transaction Restricted Stock will be converted into a number of unvested restricted shares of ACI common stock equal to the number of unvested shares of Transaction Restricted Stock multiplied by a fraction, the numerator of which is the Blended Value, and the denominator of which is the Average Per Share Price. No fraction of a share of ACI common stock will be issued to represent any fractional share interest in ACI common stock, but in lieu thereof the recipient will receive an amount of cash (rounded to the nearest whole cent), without interest, equal to the product of (i) such fraction, multiplied by (ii) the Average Per Share Price.”

The section entitled “Retention Bonuses” is hereby amended and supplemented by adding the following sentence:

“On November 9, 2011, the Company, by action of the Compensation Committee of the Company’s board of directors, approved cash retention bonuses in accordance with the terms of the Transaction Agreement.”

The paragraph entitled “Consideration Payable Pursuant to the Amended Exchange Offer” is hereby amended and restated in its entirety as follows:

“Consideration Payable Pursuant to the Amended Exchange Offer.  If the Company’s directors and executive officers were to exchange any shares of S1 Common Stock that they beneficially own pursuant to the Amended Exchange Offer, they would receive the offer price, subject to proration, on the same terms and subject to the same conditions as the Company’s other stockholders. As of November 11, 2011, the Company’s directors and executive officers, as a group, beneficially owned an aggregate of 1,401,810 shares of S1 Common Stock (excluding for this purpose shares of S1 Common Stock underlying option rights, which are set forth in the table below, but including shares of S1 Common Stock issuable in connection with unvested restricted stock). Shares of Transaction Restricted Stock granted to executive officers may not be exchanged pursuant to the Amended Exchange Offer. If the Company’s directors and executive officers were to exchange all shares of S1 Common Stock pursuant to the Amended Exchange Offer other than Transaction Restricted Stock and all such shares were accepted for exchange, such directors and executive officers would receive, assuming full proration, an aggregate of approximately $11.6 million in cash consideration and approximately 124,940 ACI Shares, plus cash in lieu of any fractional shares. The beneficial ownership of each director and executive officer is further described under the caption

“Security Ownership of Certain Beneficial Owners and Management — Stock Owned by Management and Directors” in Annex II attached to the Schedule 14D-9.”

The third paragraph under the heading “Effect of the Amended Exchange Offer on Shares of S1 Common Stock held by Directors and Executive Officers” and the table immediately following that paragraph are amended and supplemented by the addition of the following language:

“As of November 11, 2011, the Company’s directors and executive officers, as a group, held 0 vested and exercisable SARs.”

The fourth paragraph under the heading “Effect of the Amended Exchange Offer on Shares of S1 Common Stock held by Directors and Executive Officers” and the table immediately following that paragraph are replaced in full by the following:

The following table summarizes, with respect to each S1 director and executive officer, the aggregate cash consideration and number of ACI Shares that would be payable, based on the Merger Consideration. The aggregate cash consideration and number of ACI Shares shown in the following table represent the shares of restricted S1 Common Stock held by such person that were unvested as of November 11, 2011 (other than shares of Transaction Restricted Stock held by executive officers which are not exchangeable for the Merger Consideration) and the vested deferred units held by such person as of November 11, 2011. As of that date, there were no vested shares of restricted stock. The stock component of the Merger Consideration was converted into a cash value by reference to the closing price for one ACI Share on November 11, 2011 and this amount was then added to the per share cash component of the Merger Consideration.

	Unvested			Shares of ACI
	Restricted	Vested Deferred	Aggregate Cash	Common
Name	Stock (#)(1)	Units (#)	Consideration	Stock (#)(2)

John W. Spiegel	6,000	51,597	$569,368	6,128
Ram Gupta	6,000	—	59,312	638
M. Douglas Ivester	6,000	42,552	479,957	5,165
Thomas P. Johnson, Jr.	6,000	9,000	148,281	1,596
Gregory J. Owens	6,000	—	59,312	638
Edward Terino	6,000	9,000	148,281	1,596
Johann Dreyer	126,667	—	1,252,156	13,477
Paul M. Parrish	90,383	—	893,474	9,616
Jan Kruger	48,750	—	481,914	5,187
Pierre Naude	39,750	—	392,945	4,229
Francois van Schoor	40,750	—	402,831	4,335
Gregory D. Orenstein	39,750	—	392,945	4,229

(1)	Shares of Transaction Restricted Stock granted to executive officers will not be exchanged for the Merger Consideration. Instead, such shares will be converted into unvested restricted ACI Shares in accordance with the Transaction Agreement’s terms. Accordingly, this column does not include shares of Transaction Restricted Stock granted to executive officers. On November 9, 2011, Messrs. Dreyer, Parrish, Kruger, Naude, van Schoor and Orenstein were granted 80,000, 25,000, 25,000, 25,000, 25,000 and 47,500 shares of Transaction Restricted Stock, respectively. Based on the closing price for one share of S1 Common Stock and one ACI Share on November 11, 2011, Messrs. Dreyer, Parrish, Kruger, Naude, van Schoor and Orenstein would receive 25,494, 7,967, 7,967, 7,967, 7,967 and 15,137 unvested restricted ACI Shares, respectively, in exchange for their shares of Transaction Restricted Stock.

(2)	Share numbers exclude fractional shares.

Item 6.	Interest in Securities of the Subject Company.

Item 6 is hereby amended and restated in its entirety as follows:

No transactions in S1 Common Stock have been effected during the past 60 days prior to the date hereof by the Company or by any executive officer, director, affiliate or subsidiary of the Company, other than as listed below:

	Date of	Nature of	Number of
Name	Transaction	Transaction	SARs (#)	Price/SAR(1)

Jan Kruger	11/9/2011	Exercise of SARs	159,717	$9.68
Pierre Naude	11/9/2011	Exercise of SARs	100,000	$9.68
Francois van Schoor	11/9/2011	Exercise of SARs	159,717	$9.68
Gregory D. Orenstein	11/9/2011	Exercise of SARs	53,239	$9.68

(1)	The grant price per SAR was $4.86.

			Number of
Name	Date of Transaction	Nature of Transaction	Shares (#)	Price ($)

John W. Spiegel	11/9/2011	Acquisition of shares of restricted common stock	6,000	0.00
Thomas P. Johnson, Jr.	11/9/2011	Acquisition of shares of restricted common stock	6,000	0.00
Ram Gupta	11/9/2011	Acquisition of shares of restricted common stock	6,000	0.00
M. Douglas Ivester	11/9/2011	Acquisition of shares of restricted common stock	6,000	0.00
Gregory J. Owens	11/9/2011	Acquisition of shares of restricted common stock	6,000	0.00
Edward Terino	11/9/2011	Acquisition of shares of restricted common stock	6,000	0.00
Johann Dreyer	11/9/2011	Acquisition of shares of restricted common stock	80,000	0.00
Paul M. Parrish	11/9/2011	Acquisition of shares of restricted common stock	25,000	0.00
Jan Kruger	11/9/2011	Acquisition of shares of restricted common stock	25,000	0.00
Pierre Naude	11/9/2011	Acquisition of shares of restricted common stock	25,000	0.00
Francois van Schoor	11/9/2011	Acquisition of shares of restricted common stock	25,000	0.00
Gregory D. Orenstein	11/9/2011	Acquisition of shares of restricted common stock	47,500	0.00

Item 8.	Additional Information.

Item 8(i) is hereby amended and supplemented as follows:

The following sentence is hereby deleted from footnote (2) of Item 8(i):

“These assumed amounts have not yet been granted or approved by the Company’s board of directors or any committee thereof.”

The following language replaces in full the deleted sentence:

“These assumed amounts were granted and approved by the Company’s board of directors and Compensation Committee on November 9, 2011.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 6 is true, complete and correct.

S1 Corporation

By:	/s/ Paul M. Parrish
Name:     Paul M. Parrish

Title:	Chief Financial Officer

Dated: November 17, 2011